SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Regency Centers Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

758849103
(CUSIP Number)

Gazit-Globe Ltd.
Nissim Aloni 10,
Tel-Aviv, 6291924, Israel
Tel: (03) 694-8000
Fax: (03) 696-1910
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 758849103	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chaim Katzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
167,204 (1)
	8	SHARED VOTING POWER
11,650,075
	9	SOLE DISPOSITIVE POWER
167,204
	10	SHARED DISPOSITIVE POWER
11,650,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11,817,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0% (2)
14	TYPE OF REPORTING PERSON
IN

(1)	All Shareholdings throughout this filing have been rounded to the nearest whole number of shares.
(2)	The aggregate percentage of shares throughout this filing is based upon 169,410,491 shares issued and outstanding as of May 4, 2018, as reported in the quarterly report by the Issuer on May 7, 2018.

CUSIP NO. 758849103	Page 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gazit-Globe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
11,650,075
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
11,650,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11,650,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M G N (USA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,224,049
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,224,049
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
5,224,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GAZIT (1995), INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,350,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gazit First Generation LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,350,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,350,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
MGN America, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,531,334
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,531,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,531,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
MGN (USA) 2016, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,342,715
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,342,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,342,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
MGN America 2016, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,531,334
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,531,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,531,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gazit America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,426,026
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,426,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,426,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Silver Maple (2001), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,001,942
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,001,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,001,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ficus, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,424,084
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,424,084
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,424,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Silver Maple 2018, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,501,942
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,501,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,501,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ficus 2018, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,424,084
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,424,084
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,424,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 15

Item 1. Security and Issuer.

This Amendment No. 5 (this “Statement”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on March 6, 2017, as amended by (i) Amendment No. 1 thereto filed with the SEC on September 13, 2017, (ii) Amendment No. 2 thereto filed with the SEC on February 9, 2018, (iii) Amendment No. 3 thereto filed with the SEC on February 21, 2018, and (iv) (iii) Amendment No. 4 thereto filed with the SEC on April 20, 2018 with respect to the shares of common stock, par value $0.01 per share (“Common Stock”), of Regency Centers Corporation, a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at One Independent Drive, Suite 114, Jacksonville, Florida 32202. The aggregate percentage of shares throughout this filing is based upon 169,410,491 shares issued and outstanding as of May 4, 2018, as reported in the quarterly report by the Issuer on May 7, 2018.

This Amendment No. 5 reflects the sale by MGN America (as defined below) of 2,150,113 shares of the Issuer’s Common Stock for an aggregate price of approximately $121 million.

Item 2. Identity and Background

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is filed by the Reporting Persons set forth in the table below pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

The following table sets forth the name, address and citizenship for each of the Reporting Persons:

Reporting Person	Address	Citizenship/Place of Organization
Chaim Katzman	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US/Israel
Gazit-Globe Ltd. (“Gazit”)	Nissim Aloni 10, Tel Aviv, 6291924, Israel	Israel
M G N (USA) INC. (“MGN”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Nevada
GAZIT (1995), INC. (“1995”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Nevada
Gazit First Generation LLC (“First Generation”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
MGN America, LLC (“MGN-A”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
MGN (USA) 2016, LLC (“MGN USA”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
MGN America 2016, LLC (“MGN America”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
Gazit America, Inc. (“GAA”)	86 Hanna Avenue, Suite 400 Toronto, ON M6K 353 Canada	Ontario, Canada
Silver Maple (2001), Inc. (“Silver Maple”)	86 Hanna Avenue, Suite 400 Toronto, ON M6K 353 Canada	Nevada
Ficus, Inc. (“Ficus”)	86 Hanna Avenue, Suite 400 Toronto, ON M6K 353 Canada	Delaware
Silver Maple 2018, LLC (“Silver Maple 2018”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
Ficus 2018, LLC (“Ficus 2018”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware

CUSIP NO. 758849103	Page 16

The principal business of each of the Reporting Persons is set forth in the following table:

Reporting Person	Principal Business
Chaim Katzman	Chaim Katzman is President and Vice Chairman of the Board of Norstar Holdings Inc., Vice Chairman and CEO of Gazit.
Gazit-Globe Ltd.	Gazit is a real estate investment company that trades on the Tel Aviv Stock Exchange (TASE), on the New York Stock Exchange (NYSE), and on the Toronto Stock Exchange (TSX) under the ticker symbol “GZT.” Gazit is engaged, directly and through subsidiaries and affiliates, in the acquisition, development and management of properties in North America, Europe, Brazil and Israel, including shopping centers.
M G N (USA) INC.	MGN invests in real estate related businesses, including the businesses of its affiliates, engaged in the acquisition, development and management of income producing properties in the US and Brazil. MGN is a wholly-owned subsidiary of Gazit.
GAZIT (1995), INC.	1995 invests in real estate related businesses, including the businesses of its affiliates. 1995 is a wholly-owned subsidiary of MGN.
Gazit First Generation LLC	First Generation invests in real estate related businesses, limited only to the businesses of its affiliates in United States. First Generation is a wholly-owned subsidiary of 1995.
MGN America, LLC	MGN-A invests in real estate related businesses, including the businesses of its affiliates. MGN-A is a subsidiary owned by MGN and 1995.
MGN (USA) 2016, LLC	MGN USA invests in real estate related businesses, including the businesses of its affiliates. MGN USA is a wholly-owned subsidiary of MGN.
MGN America 2016, LLC	MGN America invests in real estate related businesses, including the businesses of its affiliates. MGN America is a wholly-owned subsidiary of MGN-A.
Gazit America, Inc.	GAA invests in real estate related businesses, including the businesses of its affiliates and those of unrelated public companies. GAA is a wholly-owned subsidiary of Gazit.
Silver Maple (2001), Inc.	Silver Maple invests in real estate related businesses, including the businesses of its affiliates. Silver Maple is a wholly-owned subsidiary of GAA.
Ficus, Inc.	Ficus invests in real estate related businesses, including the businesses of its affiliates. Ficus is a wholly-owned subsidiary of GAA.
Silver Maple 2018, LLC	Silver Maple 2018 invests in real estate related businesses, including the businesses of its affiliates. Silver Maple 2018 is a wholly-owned subsidiary of Silver Maple.
Ficus 2018, LLC	Ficus 2018 invests in real estate related businesses, including the businesses of its affiliates. Ficus 2018 is a wholly-owned subsidiary of Ficus.

CUSIP NO. 758849103	Page 17

The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”), is set forth below

Covered Persons with Respect to Gazit

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Vice Chairman and CEO 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Vice Chairman and CEO of Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US, Israel
Ehud Arnon, chairman	Chairman	Gazit Globe, 10 Nissim Aloni Tel-Aviv	Israel
Dor J. Segal Director 85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	Chairman of the Board of First Capital Realty	85 Hanna Avenue, Suite 400, Toronto, Ontario M6K3S3, Canada	US, Canada, Israel
Haim Ben-Dor Director 14 Nili Street, Jerusalem, Israel	Corporate Consultant	Haim Ben-Dor 14 Nili Street, Jerusalem, Israel	Israel
Yair Orgler Director Mordechai Maier 7/19, Tel-Aviv, Israel	Professor Emeritus of the Management Faculty, Tel-Aviv University	Tel-Aviv University Department of Finance The Leon Recanati Graduate School of Business Administration Box 39010 Ramat Aviv, Tel Aviv 69978 Israel	Israel
Zehavit Cohen Director	Managing Partner	Apax Partners Israel Ltd. c/o Gazit-Globe, Ltd. Nissim Aloni 10, Tel Aviv, 6291924, Israel Berkovich 4, the Museum Tower, 22 Fl., Tel Aviv, 6423806 Israel	Israel
Douglas Sesler Director	Private Real Estate Investor; Executive Vice President for Real Estate, Macy's, Inc.	54 Northway Bronxville, NY 10708	US
Ronnie Bar-On Director	Corporate Director	Gazit-Globe, Ltd. Nissim Aloni 10, Tel Aviv, 6291924, Israel	Israel
Adi Jemini Executive Vice President and Chief Financial Officer Gazit-Globe, Ltd. Nissim Aloni 10, Tel Aviv, 6291924, Israel	Executive Vice President and Chief Financial Officer, Gazit	Gazit-Globe, Ltd. Nissim Aloni 10, Tel Aviv, 6291924, Israel	Israel
Romano Vaisenberger Vice President and Controller Gazit-Globe, Ltd. Nissim Aloni 10, Tel Aviv, 6291924, Israel	Vice President and Controller, Gazit	Gazit-Globe, Ltd. Nissim Aloni 10, Tel Aviv, 6291924, Israel	Israel

CUSIP NO. 758849103	Page 18

Gazit is traded on the Tel Aviv Stock Exchange (TASE), on the New York Stock Exchange (NYSE), and on the Toronto Stock Exchange (TSX) under the ticker symbol “GZT.” Approximately 51.82% of Gazit’s ordinary shares (the “Ordinary Shares”) are owned directly or indirectly by Norstar Holdings Inc. (“Norstar”), a publicly traded company listed on the Tel Aviv Stock Exchange under the ticker “NSTR.” Chaim Katzman, Vice Chairman and CEO of Gazit, and certain members of his family, own or control, including through private entities owned by them and trusts under which they are the beneficiaries, directly and indirectly, approximately 24.8% of Norstar’s outstanding shares. Mr. Katzman also controls First U.S. Financial, LLC (“FUF”), which controls the voting rights of approximately 18.2% of Norstar’s outstanding shares. In addition, Mr. Segal holds 8.4% of Norstar’s outstanding shares. Additionally, until March 2018 Mr. Katzman and Mr. Segal and other related parties (the "Katzman Group" and the "Segal Group") were parties to a shareholders agreement with respect to their holdings in Norstar, which, among other things, provided that (1) each member of the Segal Group will vote all of its shares and any other voting securities of Norstar over which it has voting control for nominees to Norstar’s board of directors as directed in writing by a representative of the Katzman Group and (2) each member of the Katzman Group will vote, subject to certain conditions, all of its shares and any other voting securities of Norstar over which it has voting control for the election to Norstar’s board of directors of two directors designated by the Segal Group, one of which must be an independent director (see Item 6). In March 2018, the shareholders agreement was terminated. In addition, the Katzman Foundation, a non-profit charity foundation, in which Mr. Katzman and his family serve as directors and Mr. Katzman also serves as an officer, and which has no controlling shareholder, holds 4.36% of Norstar's outstanding shares. In aggregate, Mr. Katzman has the right to vote 47.36% of Norstar’s outstanding shares. Accordingly, even though Gazit’s board of directors includes a majority of independent directors, Mr. Katzman may be deemed to control Gazit. The public stockholders of Gazit own approximately 48% of the Ordinary Shares. The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the executive officers and directors of Norstar are set forth below.

Covered Persons with Respect to Norstar

Name, Position with Norstar & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Vice Chairman of the Board of Directors and CEO 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Vice Chairman and CEO of Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US, Israel
Bat-Ami Katzman-Gordon Director c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Project Manager, Cancer Genomics; University of Miami, Miami, Florida	Bat-Ami Katzman c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US
Dor J. Segal Director c/o First Capital Realty 85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K3S3, Canada	Chairman of the Board of First Capital Realty	85 Hanna Avenue, Suite 400, Toronto, Ontario M6K3S3, Canada	US, Canada, Israel
Eli Shahar Director 36 Shai Agnon Tel-Aviv, Israel	Corporate Consultant	Eli Shahar 36 Shai Agnon Tel-Aviv, Israel	Israel

CUSIP NO. 758849103	Page 19

Name, Position with Norstar & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Shmuel Messenberg Director	Business Consultant	Hefetz Mordechai 15, Petach Tikva	Israel
Dina Ben-Ari Chairman 3951 194 TR. Sunny Isles Florida 33160	Head of Friends of the IDF, Miami, Florida	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US, Israel
Eden Abitan, Director	Accountant	9821 SW 2nd St. Plantation, FL 33324	US, Israel
Varda Zuntz Norstar Israel, Ltd. Nissim Aloni 10, Tel Aviv, 6291924, Israel	Company Secretary, Norstar	Norstar Israel, Ltd. Nissim Aloni 10, Tel Aviv, 6291924, Israel	Israel
Romano Vaisenberger, Controller Gazit-Globe, Ltd. Nissim Aloni 10, Tel Aviv, 6291924, Israel	VP & Controller, Gazit Globe	Gazit-Globe, Ltd. Nissim Aloni 10, Tel Aviv, 6291924, Israel	Israel
Zvi Gordon 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Vice President of Investments	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US

Covered Persons with Respect to MGN, 1995, MGN-A and First Generation

Name, Position with MGN, 1995, MGN-A and First Generation & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman* President and Director
Adi Jemini* Chief Financial Officer, Treasurer, Secretary and Director
Romano Vaisenberger, Director

*	See information provided for Covered Persons with Respect to Gazit, above.

Covered Persons with Respect to MGN America and MGN USA

Name, Position with MGN America and MGN USA & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman* President
Adi Jemini* Director, Chief Financial Officer, Treasurer and Secretary Romano Vaisenberger, Director

*	See information provided for Covered Persons with Respect to Gazit, above.

CUSIP NO. 758849103	Page 20

Covered Persons with Respect to GAA

Name, Position with GAA & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman* Director
Adi Jemini* Director
Alex Correia Secretary and Director	Company Secretary	First Capital Realty 85 Hanna Avenue, Ste. 400, Toronto, Ontario M6K3S3, Canada	Canada

*	See information provided for Covered Persons with Respect to Gazit, above.

Covered Persons with Respect to Silver Maple, Ficus, Silver Maple 2018 and Ficus 2018

Name, Position with MGN America, and MGN USA & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman* Director
Adi Jemini* Director
Alex Correia** Executive Vice President and Secretary	Executive Vice President and Secretary	First Capital Realty 85 Hanna Avenue, Ste. 400, Toronto, Ontario M6K3S3, Canada	Canada

*	See information provided for Covered Persons with Respect to Gazit, above.
**	See information provided for Covered Persons with Respect to GAA, above.

Item 4. Purpose of Transaction.

The disclosures required by this Item 4 are incorporated by reference to the information set forth in Item 4 of the previously filed Schedule 13D (except to the extent that the events described therein have already occurred and are therefore no longer relevant). Beyond as described in that information, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares throughout this filing is based upon 169,410,491 shares issued and outstanding as of May 4, 2018, as reported in the quarterly report by the Issuer on May 7, 2018.

Chaim Katzman

(a)	Aggregate Number of shares of Common Stock beneficially owned: 11,817,279 (7.0% of the shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 167,204

CUSIP NO. 758849103	Page 21

(ii)	Shared power to vote or to direct the vote: 11,650,075

(iii)	Sole power to dispose or to direct the disposition of: 167,204

(iv)	Shared power to dispose or to direct the disposition of: 11,650,075

Mr. Katzman may be deemed to control Gazit. Of the shares beneficially owned by Mr. Katzman as of the date of this filing:

Mr. Katzman has sole voting and dispositive power over 167,204 shares held directly by him and indirectly through family trusts and other entities, which he controls or may control (not including 13,816 shares held of record by family members); and

Mr. Katzman shares voting power and dispositive authority over 2,342,715 shares he beneficially owns with Gazit, MGN and MGN USA, as such shares are directly held by MGN USA, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

Mr. Katzman shares voting and dispositive authority over 1,350,000 shares he beneficially owns with Gazit, MGN and First Generation, as such shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

Mr. Katzman shares voting and dispositive authority over 1,531,334 shares he beneficially owns with Gazit, MGN, MGN-A and MGN America, as such shares are directly held by MGN America, which is a wholly-owned subsidiary of MGN-A, which is a subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

Mr. Katzman shares voting and dispositive authority over 2,500,000 shares he beneficially owns with Gazit, GAA and Silver Maple, as such shares are directly held by Silver Maple, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

Mr. Katzman shares voting and dispositive authority over 1,501,942 shares he beneficially owns with Gazit, GAA, Silver Maple and Silver Maple 2018, as such shares are directly held by Silver Maple 2018, which is a wholly-owned subsidiary of Silver Maple, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

Mr. Katzman shares voting and dispositive authority over 2,424,084 shares he beneficially owns with Gazit, GAA, Ficus and Ficus 2018, as such shares are directly held by Ficus 2018, which is a wholly-owned subsidiary of Ficus, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, Mr. Katzman has not effected any transactions in the shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Katzman.

(e)	Not applicable.

Gazit

(a)	Aggregate Number of shares beneficially owned: 11,650,075 (6.9% of the shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 11,650,075

CUSIP NO. 758849103	Page 22

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 11,650,075

Of the shares beneficially owned by Gazit as of the date of this filing:

Gazit shares voting and dispositive authority over 2,342,715 shares it beneficially owns with Mr. Katzman, MGN and MGN USA, as such shares are directly held by MGN USA, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

Gazit shares voting and dispositive authority over 1,350,000 shares it beneficially owns with Mr. Katzman, MGN, 1995 and First Generation, as such shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

Gazit shares voting and dispositive authority over 1,531,334 shares it beneficially owns with Mr. Katzman, MGN, MGN-A and MGN America, as such shares are directly held by MGN America, which is a wholly-owned subsidiary of MGN-A, which is a subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

Gazit shares voting and dispositive authority over 2,500,000 shares it beneficially owns with Mr. Katzman, GAA and Silver Maple as such shares are held directly by Silver Maple, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

Gazit shares voting and dispositive authority over 1,501,942 shares it beneficially owns with Mr. Katzman, GAA, Silver Maple and Silver Maple 2018, as such shares are held directly by Silver Maple 2018, which is a wholly-owned subsidiary of Silver Maple, which is a wholly-owned subsidiary of GAA, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

Gazit shares voting and dispositive authority over 2,424,084 shares it beneficially owns with Mr. Katzman, GAA, Ficus and Ficus 2018, as such shares are held directly by Ficus 2018, which is a wholly-owned subsidiary of Ficus, which is a wholly-owned subsidiary of GAA, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, Gazit has not effected any transactions in the shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Gazit.

(e)	Not applicable.

MGN

(a)	Aggregate Number of shares beneficially owned 5,224,049 (3.1% of the shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,224,049

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,224,049

Of the shares beneficially owned by MGN as of the date of this filing:

CUSIP NO. 758849103	Page 23

GN shares voting and dispositive authority over 2,342,715 shares it beneficially owns with Mr. Katzman, Gazit and MGN USA, as such shares are held directly by MGN USA, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control;

MGN shares voting and dispositive authority over 1,531,334 shares it beneficially owns with Mr. Katzman, Gazit, MGN-A and MGN America, as such shares are directly held by MGN America, which is a wholly-owned subsidiary of MGN-A, which is a subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

MGN shares voting and dispositive authority over 1,350,000 shares it beneficially owns with Mr. Katzman, Gazit, 1995 and First Generation, as such shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, MGN has not effected any transactions in the shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by MGN.

(e)	Not applicable.

1995

(a)	Aggregate Number of shares beneficially owned: 1,350,000 (0.8% of the shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,350,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,350,000

Of the shares beneficially owned by 1995 as of the date of this filing:

1995 shares voting and dispositive authority over 1,350,000 shares it beneficially owns with Mr. Katzman, Gazit, MGN and First Generation, as such shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, 1995 has not effected any transactions in the shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by 1995.

(e)	Not applicable.

First Generation

(a)	Aggregate Number of shares beneficially owned: 1,350,000 (0.8% of the shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,350,000

CUSIP NO. 758849103	Page 24

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,350,000

Of the shares beneficially owned by First Generation as of the date of this filing:

First Generation shares voting and dispositive authority over 1,350,000 shares it beneficially owns with Mr. Katzman, Gazit, MGN and 1995 as such shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, First Generation has not effected any transactions in the shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by First Generation.

(e)	Not applicable.

MGN-A

(a)	Aggregate Number of shares beneficially owned: 1,531,334 (0.9% of the shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,531,334

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,531,334

Of the shares beneficially owned by MGN-A as of the date of this filing:

MGN-A shares voting and dispositive authority over 1,531,334 shares it beneficially owns with Mr. Katzman, Gazit, MGN and MGN America, as such shares are directly held by MGN America, which is a wholly-owned subsidiary of MGN-A, which is a subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, MGN-A has not effected any transactions in the shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by MGN-A.

(e)	Not applicable.

MGN USA

(a)	Aggregate Number of shares beneficially owned: 2,342,715 (1.4% of the shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,342,715

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,342,715

Of the shares beneficially owned by MGN USA as of the date of this filing:

CUSIP NO. 758849103	Page 25

MGN USA shares voting and dispositive authority over 2,342,715 shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such shares are directly held by MGN USA, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, MGN USA has not effected any transactions in the shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by MGN USA.

(e)	Not applicable.

MGN America

(a)	Aggregate Number of shares beneficially owned: 1,531,334 (0.9% of the shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,531,334

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,531,334

Of the shares beneficially owned by MGN America as of the date of this filing:

MGN America shares voting and dispositive authority over 1,531,334 shares it beneficially owns with Mr. Katzman, Gazit, MGN and MGN-A, as such shares are directly held by MGN America, which is a wholly-owned subsidiary of MGN-A, which is a subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Except as set forth herein, MGN America has not effected any transactions in the shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by MGN America.

(e)	Not applicable.

GAA

(a)	Aggregate Number of shares beneficially owned: 6,426,026 (3.8% of the shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 6,426,026

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 6,426,026

Of the shares beneficially owned by GAA as of the date of this filing:

CUSIP NO. 758849103	Page 26

GAA shares voting and dispositive authority over 2,500,000 shares it beneficially owns with Mr. Katzman, Gazit and Silver Maple, as such shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.

GAA shares voting and dispositive authority over 1,501,942 shares it beneficially owns with Mr. Katzman, Gazit, Silver Maple and Silver Maple 2018, as such shares are held directly by Silver Maple 2018, a wholly-owned subsidiary of Silver Maple, which is a wholly-owned subsidiary of GAA, which is a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.

GAA shares voting and dispositive authority over 2,424,084 shares it beneficially owns with Mr. Katzman, Gazit, Ficus and Ficus 2018, as such shares are held directly by Ficus 2018, a wholly-owned subsidiary of Ficus, which is a wholly-owned subsidiary of GAA, which is a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.

(c)	Except as set forth herein, GAA has not effected any transactions in the shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by GAA.

(e)	Not applicable.

Silver Maple

(a)	Aggregate Number of shares beneficially owned: 4,001,942 (2.4% of the shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,001,942

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,001,942

Of the shares beneficially owned by Silver Maple as of the date of this filing:

Silver Maple shares voting and dispositive authority over 2,500,000 shares it beneficially owns with Mr. Katzman, Gazit, and GAA, as such shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is itself a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.

Silver Maple shares voting and dispositive authority over 1,501,942 shares it beneficially owns with Mr. Katzman, Gazit, GAA and Silver Maple 2018, as such shares are held directly by Silver Maple 2018, a wholly-owned subsidiary of Silver Maple, which is a wholly-owned subsidiary of GAA, which is a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.

(c)	Except as set forth herein, Silver Maple has not effected any transactions in the shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Silver Maple.

(e)	Not applicable.

CUSIP NO. 758849103	Page 27

Ficus

(a)	Aggregate Number of shares beneficially owned: 2,424,084 (1.4% of the shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,424,084

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,424,084

Of the shares beneficially owned by Ficus as of the date of this filing:

Ficus shares voting and dispositive authority over 2,424,084 shares it beneficially owns with Mr. Katzman, Gazit, GAA and Ficus 2018, as such shares are held directly by Ficus 2018, a wholly-owned subsidiary of Ficus, which is a wholly-owned subsidiary of GAA, which is a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.

(c)	Except as set forth herein, Ficus has not effected any transactions in the shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Ficus.

(e)	Not applicable.

Silver Maple 2018

(a)	Aggregate Number of shares beneficially owned: 1,501,942 (0.9% of the shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,501,942

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,501,942

Of the shares beneficially owned by Silver Maple 2018 as of the date of this filing:

Silver Maple 2018 shares voting and dispositive authority over 1,501,942 shares it beneficially owns with Mr. Katzman, Gazit, GAA and Silver Maple, as such shares are held directly by Silver Maple 2018, a wholly-owned subsidiary of Silver Maple, which is a wholly-owned subsidiary of GAA, which is a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.

(c)	Except as set forth herein, Silver Maple 2018 has not effected any transactions in the shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Silver Maple 2018.

(e)	Not applicable.

Ficus 2018

(a)	Aggregate Number of shares beneficially owned: 2,424,084 (1.4% of the shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

CUSIP NO. 758849103	Page 28

(ii)	Shared power to vote or to direct the vote: 2,424,084

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,424,084

Of the shares beneficially owned by Ficus 2018 as of the date of this filing:

Ficus 2018 shares voting and dispositive authority over 2,424,084 shares it beneficially owns with Mr. Katzman, Gazit, GAA and Ficus, as such shares are held directly by Ficus 2018, a wholly-owned subsidiary of Ficus, which is a wholly-owned subsidiary of GAA, which is a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.

(c)	Except as set forth herein, Ficus 2018 has not effected any transactions in the shares during the past 60 days.

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Ficus 2018.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosures required by this Item 6 are incorporated by reference to the information set forth in Item 6 of the previously filed Schedule 13D.

Item 7. Materials to be filed as Exhibits.

Exhibit	Description
1.	Consent and Agreement to Joint Filing, by and among the Reporting Persons, dated February 9, 2018 (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed with the SEC on February 9, 2018).
2.	Agreement and Plan of Merger, dated November 14, 2016, by and between the Issuer and Equity One, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Regency Centers Corporation with the SEC on November 15, 2016).
3.	Governance Agreement, dated November 14, 2016, by and among the Issuer, Gazit-Globe Ltd., MGN America, LLC, Gazit First Generation LLC, Silver Maple (2001) Inc., MGN (USA) Inc., MGN America 2016, LLC, MGN USA 2016, LLC and Ficus, Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Regency Centers Corporation with the SEC on November 15, 2016).
4.	Joinder Agreement, dated January 30, 2018, pursuant to which Silver Maple 2018 became a party to the Governance Agreement, dated November 14, 2016, by and among the Issuer, Gazit-Globe Ltd., MGN America, LLC, Gazit First Generation LLC, Silver Maple (2001) Inc., MGN (USA) Inc., MGN America 2016, LLC, MGN USA 2016, LLC and Ficus, Inc. (incorporated by reference to Exhibit 5 to Amendment No. 3 to the Schedule 13D filed with the SEC on February 21, 2018)
5.	Joinder Agreement, dated January 30, 2018, pursuant to which Ficus 2018 became a party to the Governance Agreement, dated November 14, 2016, by and among the Issuer, Gazit-Globe Ltd., MGN America, LLC, Gazit First Generation LLC, Silver Maple (2001) Inc., MGN (USA) Inc., MGN America 2016, LLC, MGN USA 2016, LLC and Ficus, Inc. (incorporated by reference to Exhibit 6 to Amendment No. 3 to the Schedule 13D filed with the SEC on February 21, 2018)

CUSIP NO. 758849103	Page 29

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

CHAIM KATZMAN

Date: May 21, 2018	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.

Date: May 21, 2018	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: May 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

M G N (USA) INC.

Date: May 21, 2018	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: May 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

MGN AMERICA, LLC

Date: May 21, 2018	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: May 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

MGN (USA) 2016, LLC

Date: May 21, 2018	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: May 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

MGN AMERICA 2016, LLC

Date: May 21, 2018	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: May 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

Signature page to Schedule 13D/A

CUSIP NO. 758849103	Page 30

GAZIT AMERICA, INC.

Date: May 21, 2018	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: May 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

SILVER MAPLE (2001), INC.

Date: May 21, 2018	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: May 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

FICUS, INC.

Date: May 21, 2018	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: May 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

GAZIT (1995), INC.

Date: May 21, 2018	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: May 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

GAZIT FIRST GENERATION LLC

Date: May 21, 2018	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: May 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

Signature page to Schedule 13D/A

CUSIP NO. 758849103	Page 31

SILVER MAPLE 2018, LLC

Date: May 21, 2018	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: May 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

FICUS 2018, LLC

Date: May 21, 2018	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: May 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

Signature page to Schedule 13D/A